Exhibit 99.1

XTL Biopharmaceuticals Appoints Dr. Jonathan Schapiro MD and Dr. Dobroslav Melamed to
the Board of Directors to Help Lead Development of its Clinical Assets

HERZLIYA, Israel – December 08, 2014 – XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB, TASE: XTL) (“XTL” or the "Company"), a clinical-stage biopharmaceutical company focused on the acquisition, development and commercialization of pharmaceutical products for the treatment of unmet clinical needs, announced today that the Board of Directors has appointed two new members, Dr. Jonathan Schapiro and Dr. Dobroslav Melamed.

Josh Levine, Chief Executive Officer of XTL, stated, “Both new Directors bring a wealth of experience in the clinical development of pharmaceutical products and will contribute significantly to the Company’s efforts to develop and capitalize on its two lead programs: hCDR1 for the treatment of SLE (lupus) and EPO for the treatment of multiple myeloma.”

Dr. Jonathan Schapiro, 54, is currently an Adjunct Clinical Assistant Professor in the Department of Medicine, Division of Infectious Diseases and Geographic Medicine at Stanford University School of Medicine and a Director of HIV/AIDS at the National Hemophilia Center at Sheba Medical Center in Tel Aviv, Israel. He has served as a committee member on the United States Food and Drug Administration Antiviral Drugs Advisory Committee and is a member of the World Health Organization Global HIV Drug Resistance Network Steering Group. Dr. Schapiro is on the organizing and scientific committee of international conferences on antiviral drug development, clinical pharmacology and resistance, as well as contributing to guidelines publications. His research has appeared in major journals such as Lancet and Annals of Internal Medicine. He has served on the scientific advisory boards of major pharmaceutical and molecular diagnostic companies and has been involved in the development of multiple antiviral drugs over the last 20 years.

Dr. Schapiro has devoted his career to HIV clinical care, research and education since completing his Fellowship in Infectious Diseases and Geographic Medicine at Stanford University School of Medicine, Stanford CA. He graduated from the Ben Gurion University School of Medicine and completed his Medical Residency at the Rabin Medical Center in Israel.

“I am very excited to be joining the Board of XTL and helping develop their hCDR1 asset which has shown some encouraging safety and preliminary efficacy data in previous clinical trials” he said. “Safe and efficacious drugs remain an important unmet medical need for the large numbers of patients suffering from SLE worldwide. Preclinical as well as clinical data generated thus far suggest this asset is one of the most promising treatments for lupus at this stage of development”

Dr. Dobroslav Melamed, 37, is a biotech entrepreneur with over 10 years of experience in the life science industry. He has demonstrated success in taking drugs from the lab to the shelf by identifying target markets, planning regulatory strategy, raising capital, executing successful clinical trials and scaling up to commercial production. He is currently establishing two companies involved in the development of a treatment for Ebola and novel drug delivery. Until September 2014, he was the President of SciVac (formerly SciGen IL), a high growth biopharmaceutical company that develops, manufactures and markets recombinant human health care biotechnology derived products, including vaccines. Dr. Melamed was responsible for SciVac’s operations, clinical trials and new business.

Dr. Melamed is the co-founder of Periness LTD, a developer of new drugs for male infertility and Oshadi LTD, a developer of oral carriers for proteins like insulin. He has also been a researcher at Bar-Ilan University’s Male Fertility clinic, where he assisted in the development of new drugs for male infertility; and QBI, where he worked in the Pre-clinical and Research Pharmacology Department establishing In Vivo models for drug discovery and delivery.

Melamed earned a PhD in Biotechnology and a Bachelor of Arts degree in Biotechnology from the Bar-Ilan University, Israel.

“I believe that XTL’s clinical assets offer a unique opportunity to treat significant unmet medical needs in lupus and multiple myeloma” stated Dr. Melamed. “I look forward to being involved in successfully developing these assets together with the XTL Bio management team.”

About XTL Biopharmaceuticals Ltd. (“XTL”)

XTL Biopharmaceuticals Ltd., a biopharmaceutical company, focuses on the acquisition, development, and commercialization of pharmaceutical products for the treatment of unmet clinical needs. XTL is focused on late stage clinical development of drugs for the treatment of lupus and multiple myeloma.

XTL is a public company traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTL). XTL shares are included in the following indices: Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Tech Index.

Cautionary Statement

Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Please see the risk factors associated with an investment in our ADSs or ordinary shares which are included in our Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission on April 2, 2014.

Investor Contacts:

Jeffrey Goldberger / Garth Russell

KCSA Strategic Communications

Phone: 212-896-1249 / 212-896-1250

Email: jgoldberger@kcsa.com / grussell@kcsa.com